Exhibit (m)(2)

AMENDED AND RESTATED APPENDIX A

(to the Amended and Restated Centre Funds Service and Distribution Plan Under Rule 12b-1)

As Approved by the Board on September 7, 2018

Centre American Select Equity Fund – Investor Class Shares

Centre Active U.S. Treasury Fund – Investor Class Shares

Centre Global Infrastructure Fund – Investor Class Shares